Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Year ended Dec. 31,
(dollar amounts in millions)	2014	2013	2012	2011	2010
Earnings
Income from continuing operations before income taxes (a)	$3,563	$3,777	$3,357	$3,685	$3,754
Net (income) attributable to noncontrolling interests	(84)	(81)	(78)	(53)	(63)
Income from continuing operations before income taxes attributable to shareholders of The Bank of New York Mellon Corporation (a)	3,479	3,696	3,279	3,632	3,691
Fixed charges, excluding interest on deposits	380	349	484	480	519
Income from continuing operations before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation (a)	3,859	4,045	3,763	4,112	4,210
Interest on deposits	83	105	154	241	131
Income from continuing operations before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation (a)	$3,942	$4,150	$3,917	$4,353	$4,341
Fixed charges
Interest expense, excluding interest on deposits	$271	$238	$380	$363	$414
One-third net rental expense (b)	109	111	104	117	105
Total fixed charges, excluding interest on deposits	380	349	484	480	519
Interest on deposits	83	105	154	241	131
Total fixed charges, including interests on deposits	$463	$454	$638	$721	$650
Preferred stock dividends	$73	$64	$18	$—	$—
Total fixed charges and preferred stock dividends, excluding interest on deposits	$453	$413	$502	$480	$519
Total fixed charges and preferred stock dividends, including interest on deposits	$536	$518	$656	$721	$650

Earnings to fixed charges ratios (a)
Excluding interest on deposits	10.16	11.59	7.77	8.57	8.11
Including interest on deposits	8.51	9.14	6.14	6.04	6.68

Earnings to fixed charges and preferred stock dividends ratios (a)(c)
Excluding interest on deposits	8.52	9.79	7.50	8.57	8.11
Including interest on deposits	7.35	8.01	5.97	6.04	6.68

(a)
Results for years ended Dec. 31, 2013, Dec. 31, 2012, Dec. 31, 2011 and Dec. 31, 2010 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)    The proportion deemed representative of the interest factor.

(c)
Dividends were paid in 2014, 2013 and 2012 on the Series A and Series C preferred stock, which were issued in 2012. Dividends paid in 2014 and 2013 also include the Series D preferred stock, which was issued in 2013.